

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

James D. Taiclet
Chief Executive Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

> **Re: Lockheed Martin Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2022**
> **File No. 001-11437**

Dear James D. Taiclet:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program